UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	HPS Corporate Capital Solutions BDC

Address of Principal Business Office:	40 West 57th Street, 33rd Floor New York, NY 10019

Telephone Number:	(212) 287-6767

Name and Address of Agent for Service of Process:	The Corporation Trust Company 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing.

The undersigned company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 27th Day of November, 2024.

HPS CORPORATE CAPITAL SOLUTIONS BDC

/s/ Robert Busch
Name: Robert Busch
Title: Chief Financial Officer and Principal Accounting Officer

Attest:	/s/ Philip Lee
Name: Philip Lee
Title: Assistant Secretary